COMPASS
GROUP

SUPPL

08004891

Mail Processing Section

SEP 09 2008

Washington, DC
101

PROCESSED
SEP 16 2008
THOMSON REUTERS

By Air Mail

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

1 September 2008

Dear Sir/Madam

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

None this period.

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (August 1, 2008).

2. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (August 4, 2008).

3. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (August 5, 2008).

4. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (August 6, 2008).

5. Notification from Compass Group PLC relating to the purchase 300,000 of its own shares for cancellation (August 7, 2008).

6. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (August 8, 2008).

7. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (August 11, 2008).

8. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (August 12, 2008).

9. Notification from Compass Group PLC relating to the purchase of 300,000 of its own share for cancellation (August 13, 2008).

10. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (August 14, 2008).

11. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (August 15, 2008).

12. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (August 18, 2008).

13. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (August 19, 2008).

14. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (August 20, 2008).

15. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (August 21, 2008).

16. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (August 22, 2008).

17. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (August 26, 2008).

18. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (August 27, 2008).

19. Notification from Compass Group PLC relating to the purchase of 300,000 of its own shares for cancellation (August 28, 2008).

20. Notification from Compass Group PLC relating to the purchase of 300,000 its own shares for cancellation (August 29, 2008).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

COMPASS
GROUP

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 88(2) – Return of allotment of 439,096 shares (August 5, 2008).

2. Companies House Form No.169 - Return by a company purchasing 900,000 of its own shares for cancellation (August 7, 2008).

3. Companies House Form No.169 - Return by a company purchasing 900,000 of its own shares for cancellation (August 7, 2008).

4. Companies House Form No. 88(2) – Return of allotment of 233,260 shares (August 8, 2008).

5. Companies House Form No.169 – Return by a company purchasing 900,000 of its own shares for cancellation (August 11, 2008).

6. Companies House Form No. 169 – Return by a company purchasing 900,000 of its own shares for cancellation (August 11, 2008).

7. Companies House Form No.169 – Return by a company purchasing 900,000 of is own shares for cancellation (August 18, 2008).

8. Companies House Form No.169 – Return by a company purchasing 900,000 of its own shares for cancellation (August 18, 2008).

9. Companies House Form No. 88(2) – Return of allotment of 302,105 shares (August 26, 2008).

10. Companies House Form No. 88(2) – Return of allotment of 683,770 shares (August 26, 2008).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 573159.

Yours faithfully

Andrew V Derham
Deputy Company Secretary

Encs.

COMPASS
GROUP

82-5161

I NEWS RELEASES

None this period.

COMPASS GROUP

82-5161

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:24 01-Aug-08
Number	5174A17

RNS Number : 5174A
Compass Group PLC
01 August 2008

1 August 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 1 August 2008 it purchased for cancellation 300,000 ordinary shares at a price of 365.849235 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:14 04-Aug-08
Number	6137A17

RNS Number : 6137A
Compass Group PLC
04 August 2008

4 August 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 4 August 2008 it purchased for cancellation 300,000 ordinary shares at a price of 362.552832 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:16 05-Aug-08
Number	7167A17

RNS Number : 7167A
Compass Group PLC
05 August 2008

5 August 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 5 August 2008 it purchased for cancellation 300,000 ordinary shares at a price of 373.153181 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC
01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:11 06-Aug-08
Number	8082A17

RNS Number : 8082A
Compass Group PLC
06 August 2008

6 August 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 6 August 2008 it purchased for cancellation 300,000 ordinary shares at a price of 375.23219 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:06 07-Aug-08
Number	9164A17

RNS Number : 9164A
Compass Group PLC
07 August 2008

7 August 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 7 August 2008 it purchased for cancellation 300,000 ordinary shares at a price of 369.729 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:03 08-Aug-08
Number	0140B17

RNS Number : 0140B
Compass Group PLC
08 August 2008

8 August 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 8 August 2008 it purchased for cancellation 300,000 ordinary shares at a price of 369.491 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:03 11-Aug-08
Number	1041B17

RNS Number : 1041B
Compass Group PLC
11 August 2008

11 August 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 11 August 2008 it purchased for cancellation 300,000 ordinary shares at a price of 384.067532 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:20 12-Aug-08
Number	1944B17

RNS Number : 1944B
Compass Group PLC
12 August 2008

12 August 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 12 August 2008 it purchased for cancellation 300,000 ordinary shares at a price of 385.357511 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Go to market news section

Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:39 13-Aug-08
Number	2924B17

RNS Number : 2924B
Compass Group PLC
13 August 2008

13 August 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 13 August 2008 it purchased for cancellation 300,000 ordinary shares at a price of 370.7003 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:01 14-Aug-08
Number	3852B17

RNS Number : 3852B
Compass Group PLC
14 August 2008

14 August 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 14 August 2008 it purchased for cancellation 300,000 ordinary shares at a price of 371.821 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:06 15-Aug-08
Number	4799B17

RNS Number : 4799B
Compass Group PLC
15 August 2008

15 August 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 15 August 2008 it purchased for cancellation 300,000 ordinary shares at a price of 373.7975 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Go to market news section | Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:07 18-Aug-08
Number	5724B17

RNS Number : 5724B
Compass Group PLC
18 August 2008

18 August 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 18 August 2008 it purchased for cancellation 300,000 ordinary shares at a price of 369.0812 pence per share through Merrill Lynch International.

Enquiries:

Justin Besley	Compass Group PLC	01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:04 19-Aug-08
Number	6697B17

RNS Number : 6697B
Compass Group PLC
19 August 2008

19 August 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 19 August 2008 it purchased for cancellation 300,000 ordinary shares at a price of 356.9676 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified

Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	16:55 20-Aug-08
Number	7580B16

RNS Number : 7580B
Compass Group PLC
20 August 2008

20 August 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 20 August 2008 it purchased for cancellation 300,000 ordinary shares at a price of 353.6379 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:12 21-Aug-08
Number	8462B17

RNS Number : 8462B
Compass Group PLC
21 August 2008

21 August 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 21 August 2008 it purchased for cancellation 300,000 ordinary shares at a price of 353.9761 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC
01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:02 22-Aug-08
Number	9401B17

RNS Number : 9401B
Compass Group PLC
22 August 2008

22 August 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 22 August 2008 it purchased for cancellation 300,000 ordinary shares at a price of 359.615 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:16 26-Aug-08
Number	0648C17

RNS Number : 0648C
Compass Group PLC
26 August 2008

26 August 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 26 August 2008 it purchased for cancellation 300,000 ordinary shares at a price of 357.62 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:03 27-Aug-08
Number	1548C17

RNS Number : 1548C
Compass Group PLC
27 August 2008

27 August 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 27 August 2008 it purchased for cancellation 300,000 ordinary shares at a price of 356.8248 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:30 28-Aug-08
Number	2588C17

RNS Number : 2588C
Compass Group PLC
28 August 2008

28 August 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 28 August 2008 it purchased for cancellation 300,000 ordinary shares at a price of 357.4185 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley Compass Group PLC 01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Transaction in Own Shares
Released	17:35 29-Aug-08
Number	3847C17

RNS Number : 3847C
Compass Group PLC
29 August 2008

28 August 2008

Compass Group PLC

Purchase of own shares for cancellation

Compass Group PLC announces that on 28 August 2008 it purchased for cancellation 300,000 ordinary shares at a price of 357.4185 pence per share through Merrill Lynch International.

Enquiries:
Justin Besley   Compass Group PLC   01932 573 000

This information is provided by RNS
The company news service from the London Stock Exchange

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III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

COMPASS
GROUP

82-5161

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28	07	2008	01	08	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,225	7,500	138,575
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	28	07	2008	01	08	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	27,070	45,876	2,750
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.925	£3.128	£3.1375

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Companies House

— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	28	07	2008
To	01	08	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	105,500	105,500	2,100
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.1625	£3.20	£3.56

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Ltd Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary	434,871
Name(s): Lynnette Ann Novy Address: 5 Sherwood Close, Mudgeeraba, Queensland 4213, Australia UK Postcode	Ordinary	96
Name(s): Mr Kevin Anderson Address: Rose View, Hassall Green, Sandbach, Cheshire UK Postcode CW11 4YA	Ordinary	4,129
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 5/8/08

** A director / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use | Company number

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	300,000	300,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	25 July 2008	28 July 2008	29 July 2008
Maximum prices paid § for each share	360.9019	373.7670	358.1428
Minimum prices paid § for each share	360.9019	373.7670	358.1428

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,278,435.10
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 16,395.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 7/8/2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use Company number

[illegible]083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	300,000	300,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	22 July 2008	23 July 2008	24 July 2008
Maximum prices paid § for each share	354.1030	357.9295	360.3046
Minimum prices paid § for each share	354.1030	357.9295	360.3046

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,217,011.76
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 16,090.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 7/8/2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	08	2008	08	08	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	5,170	110,550	10,175
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.2925	£2.925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

CMY

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year
	04	08	2008	08	08	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	16,515	2,000	46,500
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.128	£3.1375	£.1625

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	08	2008	08	08	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	41,500	850	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£3.20	£3.56	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Vidacos Nominees Ltd Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Class of shares allotted: Ordinary	Number allotted: 228,090
Name(s): Mr Charles A Crossfield Address: 12 Oakford Terrace, Horsforth, Leeds UK Postcode LS18 5DH	Class of shares allotted: Ordinary	Number allotted: 5,170
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed MWhite Date 8/8/8

** A ~~director~~ / secretary / ~~administrator / administrative receiver~~ / receiver / official ~~receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Chertsey,
Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

CM

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in this space. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	300,000	300,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	6 August 2008	7 August 2008	8 August 2008
Maximum prices paid § for each share	365.8492	362.5528	373.1531
Minimum prices paid § for each share	365.8492	362.5528	373.1531

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,304,665.74
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£ 16,525.00

Signed Andrew V. Derham Designation ‡ Deputy Company Secretary Date 11/8/2008

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	300,000	[illegible]00
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	30 July 2008	4 August 2008	5 August 2008
Maximum prices paid § for each share	345.9784	370.4019	365.3410
Minimum prices paid § for each share	345.9784	370.4019	365.3410

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,245,164.19
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 16,230.00

16230

Signed Andrew V. Derham Designation‡ Deputy Company Secretary Date 11/8/2008

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be ... HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000

17105

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Please do not write in the space below. For Inland Revenue use only.

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	300,000	300,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	14 August 2008	15 August 2008	18 August 2008
Maximum prices paid § for each share	384.0675	385.3575	370.7003
Minimum prices paid § for each share	384.0675	385.3575	370.7003

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,420,376.02
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 17,105.00

Signed A.V. Derham Designation‡ Deputy Company Secretary Date 18/8/2008

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section
Post room

Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London
WC2B 4QN

Tel: 020 7438 7252/7452

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

G

Return by a company purchasing its own shares

169

CHWP000 16720

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4083914

Name of company

* insert full name of company

* Compass Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	300,000	300,000	300,000
Nominal value of each share	10p	10p	10p
Date(s) on which the shares were delivered to the company	11 August 2008	12 August 2008	13 August 2008
Maximum prices paid § for each share	375.23219	369.7290	369.4910
Minimum prices paid § for each share	375.23219	369.7290	369.4910

The aggregate amount paid by the company for the shares to which this return relates was:	£ 3,342,356.57
Stamp Duty is payable on the aggregate amount at the rate of $\frac{1}{2}$% rounded up to the nearest multiple of £5	£ 16,720.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Deputy Company Secretary Date 18/8/2008

Presenter's name address and reference (if any) :

Andrew V Derham
Compass Group PLC
Compass House
Guildford Street
Chertsey
Surrey KT16 9BQ

For official Use (04/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18	08	2008	22	08	2008

Class of shares (ordinary or preference etc)	Ordindary	Ordinary	Ordinary
Number allotted	14,165	15,000	43,290
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.10	£2.2925	£2.925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18 08 2008	22 08 2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	110,100	750	96,800
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.128	£3.1375	£3.1625

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18	08	2008	22	08	2008

Class of shares (ordinary or preference etc)	Ordindary		
Number allotted	22,000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£3.20		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Ltd Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode: E14 5LB	Ordindary	287,940
Name(s): Greenwood Nominees Limited Address: Participant ID 142 GW, Designation 595066, 20 Moorgate, London UK Postcode: EC2R 6DA	Ordinary	8,995
Name(s): Miss Caroline Mortimer Address: The Stables, Main Road, Holme Next the Sea, Norfolk UK Postcode: PE36 6LA	Ordinary	5,170
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 26/8/08

** A ~~director~~ / secretary / ~~administrative / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement~~ supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	11	08	2008	15	08	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	73,000	258,975	12,580
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.10	£2.2925	£2.925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

CH

Companies House — for the record

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	11	08	2008
To	15	08	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	100,740	5,500	95,250
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.128	£3.1375	£3.1625

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	11	08	2008	15	08	2008

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	86,000	5,850	45,875
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.20	£3.56	£3.716

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Cuf

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Vidacos Nominees Limited Address: Participant ID 30XMH, Member Account SSB1, Citigroup Centre, Canada Square, Canary Wharf, London UK Postcode E14 5LB	Ordinary	683,770
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 26/8/08

** A ~~director~~ / secretary / ~~administrator / administrative~~ receiver / receiver / official ~~receiver / receiver manager / voluntary~~ arrangement supervisor

** *Please delete as appropriate*

END

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange